UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For June 11, 2020

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” and/or “the Company”)

RESULTS OF HARMONY’S EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Johannesburg. Thursday, 11 June 2020. Harmony Gold Mining Company Limited (“Harmony” or the “Company”) advises shareholders that, at Harmony’s Extraordinary General Meeting of the shareholders held today, the requisite majority of shareholders approved all of the ordinary and special resolutions (“Resolutions”).

The Resolutions as set out in the notice of the Extraordinary General Meeting forming part of the Company’s circular to Harmony shareholders, in connection with the Harmony board’s proposal to seek the authority to issue ordinary shares for cash (pursuant to a general authority to issue ordinary shares for cash and/or by way of a vendor consideration placing), for a maximum aggregate subscription consideration of up to US$200 million.

The subscription proceeds (the “Potential Equity Capital Raising”) will be used by the Company to fund a part of the consideration payable for the acquisition of AngloGold Ashanti's South African business as announced by the Company on 12 February 2020.

The market will be accessed at the discretion of the Company. Further announcements regarding the Potential Equity Capital Raising will be made at the appropriate time.

There were 542 725 460 ordinary shares in issue as at the date of the Extraordinary General Meeting.

The voting results of the Resolutions were as follows:

		Total shares voted			Total shares in issue
		For (%)	Against (%)	Total (number)	Shares voted (%)	Shares abstained (%)
ORDINARY RESOLUTIONS
1	General authority to issue shares for cash	97,88%	2,12%	461 928 650	85,11%	0,41%
2	Placing control of a specified number of authorised but unissued Ordinary Shares in the hands of the Board	97,80%	2,20%	461 754 106	85,08%	0,44%
3	General Authorisation	99,10%	0,90%	461 551 397	85,04%	0,48%
SPECIAL RESOLUTION
1	Authorisation for the issue of Ordinary Shares to a person related or inter-related to the Company or related or inter-related to a Director or prescribed officer of the Company for the purposes of implementing the Potential Equity Capital Raising	97,83%	2,17%	461 708 229	85,07%	0,45%

“We successfully increased the value of our asset portfolio over the past 4 years by acquiring 100% of Hidden Valley (approximately 190 000 ounces of gold) in Papua New Guinea and then adding a further 250 000 quality ounces of gold through the acquisition of Moab Khotsong in South Africa. The planned acquisition of Mponeng and Mine Waste Solutions will further enhance Harmony's near-term production by adding annual gold production of approximately 350 000 ounces of gold. Section 11 approval (in terms of the Minerals and Petroleum Resources Development Act) of the transaction is now the only condition precedent outstanding. Once approved, the integration of these assets will allow Harmony to further unlock value for its shareholders through increased grades and stronger margins”, Harmony’s chief executive officer, Peter Steenkamp, said.
“The return-to-work process at Harmony is progressing well, with all of our COVID-19 processes and procedures being strictly adhered to. We anticipate being back in full production towards the middle of July 2020”, Peter Steenkamp added.
ends.

For more details contact:

Marian van der Walt
Executive: Investor Relations
+27(0)82 888 1242 (mobile)

Max Manoeli
Senior Investor Relations Coordinator
+27(0)82 759 1775 (mobile)

Johannesburg, South Africa
11 June 2020

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: June 11, 2020	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director